ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements in the period from
4 November to 23 December 2010

Monday, 13th December 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 5,563 shares held in Treasury were transferred to share scheme participants.  Following this change, National Grid’s registered capital from 13 December 2010 consists of 3,636,576,874 ordinary shares, of which 140,659,584 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,917,290 shares with voting rights.

The figure of 3,495,917,290 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

National Grid plc (“NG”)

7th December 2010

Notification of Directors’ Interests

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 50,177 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, Tuesday 7th December 2010, at a price of 548.5 pence per share, on behalf of some 2,950 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	23 Ordinary Shares
Steven Holliday	22 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	1,017,342 Ordinary Shares
Steven Holliday	2,105,251 Ordinary Shares

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Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 22 shares purchased by the SIP Trustee for his partner.

Friday, 3rd December 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 9,947 shares held in Treasury were transferred to share scheme participants.  Following this change, National Grid’s registered capital from 3 December 2010 consists of 3,636,576,874 ordinary shares, of which 140,665,147 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,911,727 shares with voting rights.

The figure of 3,495,911,727 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

National Grid plc (‘National Grid’)

2nd December 2010

Directors’ interests in National Grid plc (NG.) Ordinary Shares

Tom King has today notified confirmation from his US broker of the sale of 4,735 ADSs at $44.96 per ADS on 30 November 2010. His total interest after this event is in 245,430 ADSs (equivalent to 1,227,150 NG ordinary shares), comprised of options over 214,391 ADSs and 31,039 ADSs held beneficially

1st December 2010
National Grid plc (‘National Grid or the Company’)
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Notification of Director’s Interests
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Performance Share Plan

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On 30 November 2010, National Grid received a notification from ACS HR Solutions Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’) which is operated in conjunction with the National Grid Performance Share Plan. The following director was granted an award of shares on 30 November 2010 in National Grid plc (the ‘Shares’) under the National Grid Performance Share Plan, calculated by reference to a share price of 570.9098p. The extent to which awards will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest on 1 July 2013 and will be transferred to the participant net of deductions on 30 November 2014.

Director	Number of Shares

Andrew Bonfield	236,464

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The total share interest of Andrew Bonfield is 236,464 shares following the above.

Contact: Robin Kerner, Assistant Secretary (020 7004 3223)

Wednesday, 1st December 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital from 30 November 2010 consists of 3,636,576,874 ordinary shares, of which 140,675,094 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,901,780 shares with voting rights.

The figure of 3,495,901,780 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

30 November 2010
National Grid plc (National Grid)
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Notification of Director’s Interests
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Special Retention Award Plan

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On 29 November 2007, Tom King was granted an award over 35,487 National Grid American Depositary Shares (“ADS”s) under the National Grid Special Retention Award Plan (the “Plan”). This award was calculated by reference to a share price of $84.5360 per ADS vesting in three equal tranches on 29 November in 2008, 2009 and 2010 respectively. The ADSs below are being transferred to Mr King in accordance with the rules of the Plan.
On 29 November 2010 the third and final tranche of the award (adjusted for National Grid’s recent Rights Issue) over 13,517 ADSs became due for release. The trustee has notified the Company that following the sale of 5,082 ADSs to meet US statutory deductions he retains 8,435 ADSs following their release to him, effective Monday 29 November.
Following this release Tom King’s total interest is 250,165 ADSs (equivalent to 1,250,825 National Grid ordinary shares).
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Contact: D C Forward, Assistant Secretary (0207 004 3226)

Tuesday, 16th November 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 10,377 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 16 November 2010 consists of 3,636,576,874 ordinary shares, of which 140,675,094 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,901,780 shares with voting rights.

The figure of 3,495,901,780 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

Wednesday, 10th November 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 9,124 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 10 November 2010 consists of 3,636,576,874 ordinary shares, of which 140,685,471 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,891,403 shares with voting rights.

The figure of 3,495,891,403 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

National Grid plc (“NG”)

Monday 8th November 2010

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, by regular monthly contributions. The current monthly purchase of 47,382 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 583.5 pence per share, on behalf of some 2,950 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	21 Ordinary Shares
Steven Holliday	22 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	1,017,297 Ordinary Shares
Steven Holliday	2,105,229 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 22 shares purchased by the SIP Trustee for his partner